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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           MICRONICS COMPUTERS, INC.
                           (NAME OF SUBJECT COMPANY)

                        DIAMOND MULTIMEDIA SYSTEMS, INC.
                       BOARDWALK ACQUISITION CORPORATION
                                   (BIDDERS)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   595127101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             JEFFREY D. SAPER, ESQ.
                             HOWARD S. ZEPRUN, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                    650 PAGE MILL ROAD, PALO ALTO, CA 94304
                                 (650) 493-9300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended previously and hereby, this "Statement") relating to the offer by Boardwalk Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Diamond Multimedia Systems, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of Micronics Computers, Inc., a Delaware corporation (the "Company"), at a price of $2.45 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). A copy of the Offer to Purchase has been filed as Exhibit (a)(1) to this Statement.

ITEM 10.  ADDITIONAL INFORMATION

Item 10 (d) is hereby amended to read in full as follows:

        "(d)  None or not applicable."


To the extent that information contained in the Offer to Purchase is incorporated by reference herein, such information shall be deemed to be amended for such incorporation as follows:

        (A) The first paragraph of Section 8 of the Offer to Purchase is deemed amended for purposes of incorporation by reference to read, in its entirety, as follows:

        "Except as specifically set forth herein, the information concerning the Company contained in the Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue."

        (B) In Section 13 of the Offer to Purchase, the paragraph entitled "The Merger Agreement -- Schedule 14D-9" is deemed amended for purposes of incorporation by reference to read, in its entirety, as follows:

        "In the Merger Agreement, the Company has agreed that concurrently with the filing by Parent and Purchaser of the Schedule 14D-1, the Company will file with the Commission and promptly mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer, tender their Shares thereunder to Purchaser and, if required by applicable law, approve the Merger; provided, that such recommendation may not be withdrawn, modified or amended except in the




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exercise by the Board of Directors of the Company of their fiduciary duties in connection with a Superior Proposal (as defined below)."

        (C) The final paragraph of Section 17 of the Offer to Purchase is deemed amended for purposes of incorporation by reference to read, in its entirety, as follows:

        "Parent and Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer, except for customary fees to be paid to the Information Agent for administrative activities relating to the distribution of Offer materials. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers."

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                                   SIGNATURES

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in the Statement, as amended, is true, complete and correct.

        Dated:  June 5, 1998

                                       DIAMOND MULTIMEDIA SYSTEMS, INC.


                                       By:  /s/ WILLIAM J. SCHROEDER
                                            ------------------------------------
                                       Name:  William J. Schroeder
                                       Title: President, Chief Executive Officer
                                              and Chairman of the Board



                                       BOARDWALK ACQUISITION CORPORATION


                                       By: /s/ WILLIAM J. SCHROEDER
                                           -------------------------------------
                                       Name:  William J. Schroeder
                                       Title: President